Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
May 20, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Mr. Raymond Be, Esq.
      Re:     Global X Funds
File No. 333-151713, 811-22209
Dear Mr. Be:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Investment Grade Corporate Bond ETF (the “Fund”) included in Post-Effective Amendment No. 813, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to oral comments provided on May 7, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2025, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
PROSPECTUS - PRINCIPAL INVESTMENT STRATEGIES
1.     Comment: In the “Quantitative Model” subsection, please briefly the describe the factors used to rank the securities.
    Response: The Registrant has updated the following section of the “PRINCIPAL INVESTMENT STRATEGIES” as follows:
Quantitative Model:
The quantitative model divides the securities of the Reference Index into sub-universes that group similar securities together, based on tenor, sector and credit rating (each a “Peer Group”). Within each Peer Group, the securities are ranked relative to each other for each of the model’s factors. These factors are

Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
classified into two sub-groups: Market-based factors and Fundamental-based factors. Market-based factors include value, beta, and momentum factors, while Fundamental-based factors include size, quality, and growth factors. A proprietary grouping of the factors is then used to rank the securities. This process is performed across all Peer Groups to rank the securities for the portfolio managers’ review. Typically, the portfolio managers will select one or more securities from each Peer Group; however, the portfolio managers may opt not to select a security within any given Peer Group.
2.     Comment: To the extent known, please provide a range or the number of instruments in which the Fund anticipates investing at any particular time.
    Response: The Registrant notes that the number of instruments in which the Fund anticipates initially investing in is approximately 88 securities. The Registrant further notes that the Fund is actively managed, and the actual number of securities that the Fund may invest in at any particular time may vary significantly due to ongoing market conditions and other relevant factors.
3.     Comment: Please consider updating the “LIBOR Transition Risk” disclosure.
    Response: The Registrant has removed the indicated disclosure due to a lack of relevance to the Fund’s intended investments.
4.     Comment: In the “Summary of Principal Risks” section, please consider updating the “Risks of Investing in Frontier and Standalone Markets” disclosure, and please confirm that these are principal risks of the Fund.
Response: The Registrant has updated the “Risks of Investing in Frontier and Standalone Markets” disclosure and moved it from the “Summary of Principal Risks” section to the Statement of Additional Information. While the Fund may invest in frontier and standalone markets, it is not a principal investment strategy of the Fund.
Please do not hesitate to contact me at (646) 214-6522 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,
/s/ Margaret Mo
Margaret Mo, Esq.
Associate General Counsel